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                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   FEBRUARY, 2001
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                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
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Description of document filed:   Donald J. Herrema Joins AMVESCAP as
                                 Chairman and CEO of
                                 New Private Wealth Management Division
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AMVESCAP PLC
522813
IMMEDIATE RELEASE  14 FEBRUARY 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3941


DONALD J. HERREMA JOINS AMVESCAP AS CHAIRMAN AND CEO OF

NEW PRIVATE WEALTH MANAGEMENT DIVISION

Atlanta, Ga.- February 14, 2001---AMVESCAP today announced that Donald J. Herrema has joined the company to become Chairman and CEO of a new Private Wealth Management Division. Herrema, most recently president and CEO of Bessemer Trust, will develop a global private client business for AMVESCAP.

"AMVESCAP has been successful in establishing leading positions in the institutional and retail investment management business. The formation of our Private Wealth Management Division signals our commitment to establish a similar leading position managing money for high net worth individuals," said Charles W. Brady, chairman and CEO of AMVESCAP. "The fact that an individual of Don Herrema's caliber and experience will be leading AMVESCAP's effort is strong evidence of this commitment."

Herrema, who will be based in New York, is expected to join the AMVESCAP Executive Board and will have strategic oversight of the worldwide private account activities at AMVESCAP. He will also be proposed, subject to regulatory approval, as chairman of the AMVESCAP National Trust Company, which recently received its national charter from the Office of the Comptroller of Currency.
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"I am excited about joining AMVESCAP to build and develop a global private asset management business," said Herrema. "Given my experience in the wealth management industry, I recognize that AMVESCAP has the necessary attributes to accomplish this important initiative: a singular focus on investment management, a global presence and financial strength. I am looking forward to growing this business both from within and through strategic acquisitions as AMVESCAP has done so successfully with its retail and institutional businesses."


Herrema began his career at Wells Fargo Bank in the early 1980s and as part of the private banking group served as the first head of their mutual fund division and was president of Wells Fargo Securities. He joined Bessemer Trust in 1993 becoming president and chief executive officer in 1998.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of products for individual and institutional clients in more than 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
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                                                 (Registrant)

Date 14th February, 2001                   By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary